Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON AUGUST 11, 2026

To the shareholders of InterCure Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of InterCure Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon, at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on August 11, 2026 at 4:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve a reverse share split of the Company’s ordinary shares at a ratio of 5-to-1, and to amend the Company’s Articles of Association accordingly.

Only shareholders at the close of business on July 29, 2026 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
July 22, 2026

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON AUGUST 11, 2026

This Proxy Statement is furnished to our holders of ordinary shares, no par value (“Ordinary Shares”), in connection with an Extraordinary General Meeting of Shareholders (the “Meeting”), to be held on August 11, 2026 at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Amit, Pollak, Matalon, at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “InterCure,” “we,” “us,” “our” and the “Company” to refer to InterCure Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To approve a reverse share split of the Company’s Ordinary Shares at a ratio of 5-to-1, and to amend the Company’s Articles of Association accordingly.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the proposal.

Who Can Vote

Only the holders of record of Ordinary Shares of the Company as at the close of business on July 29 2026 (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 29, 2026, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least thirty-three and one-third percent (33⅓%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the Meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or day, time and place as the Board of Directors shall determine in a notice to shareholders. The legal quorum at the adjourned meeting necessary for the matters for which the adjourned meeting was convened shall be two shareholders who hold and represent at least 10% of the issued and paid-up capital of the Company.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on July 21, 2026, 59,228,556 Ordinary Shares were issued and outstanding.

The proposal to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on August 10, 2026, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street name shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at amos@intercure.co or InterCure Ltd., 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on August 10, 2026.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies Law, 1999 (“Companies Law”) you may do so by delivery of appropriate notice to the offices of our attorneys, Amit, Pollak, Matalon (Attention: Ronen Kantor, Adv), located at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, not later than ten days before the convening of the Meeting (i.e., August 1, 2026). A response of the Board of Directors to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., August 6, 2026).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our Ordinary Shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.intercure.co. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

THE PROPOSAL:

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND AN AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

We believe that maintaining the continued listing of our Ordinary Shares on the Nasdaq Global Market is in the best interests of the Company and our shareholders, as it provides access to the public capital markets and enhances the liquidity of our Ordinary Shares. On February 25, 2026, we received a written notice from the Nasdaq Stock Market LLC indicating that we were not in compliance with Nasdaq Listing Rule 5450(a)(2), as the closing bid price for our Ordinary Shares, or Ordinary Shares, was below $1.00 per share for the last 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were granted a 180-calendar day compliance period, or until August 24, 2026, to regain compliance with the minimum bid price requirement.

To assist in maintaining compliance with the continued listing requirements of the Nasdaq Global Market, on May 7, 2026, the Company’s Board of Directors approved a proposal to effect a reverse share split of the Company’s Ordinary Shares at a ratio of 5-to-1 (the “Reverse Split”) and to amend our Articles of Association to effect such Reverse Split.

The Board believes that it is appropriate and in the best interests of the Company to approve the Reverse Split. The Board believes that the Reverse Split will help to support the continued listing of the Company’s Ordinary Shares on Nasdaq. Maintaining the Company’s listing on Nasdaq is a priority for the Company in order for it to have a platform for financing in the public capital markets while providing for liquidity for the Company’s shareholders. Additionally, the Board of Directors believes that the Reverse Split is advisable and in the best interests of the Company and its shareholders because it is expected to increase the market price of the Company’s Ordinary Shares, thereby making the shares more attractive to a broader range of institutional and other investors. The Board further believes that the anticipated increase in the per share market price of the Company’s Ordinary Shares as a result of the Reverse Split may encourage greater investor interest and improve the marketability and liquidity of the Company’s Ordinary Shares.

Many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in or recommending investments in low-priced stocks, or that tend to discourage individual brokers from recommending such securities to their customers. Additionally, some of these policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Because brokers’ commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of the Company’s Ordinary Shares may result in shareholders paying transaction costs that represent a higher percentage of their total share value than would be the case if the share price were higher.

If the Reverse Split is approved by our shareholders, then the Board of Directors shall be authorized to implement the Reverse Split at a ratio of 5-to-1 and issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 10 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding Ordinary Shares would be reduced in a ratio of 5-to-1, so that each five (5) Ordinary Shares of the Company, with no nominal value each, shall be recapitalized into one (1) Ordinary Share of the Company, with no nominal value.

In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the Company’s equity incentive plans, as well as the number of shares and exercise prices subject to outstanding options under such plans, shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. Instead, following the adoption of the shareholder resolution approving the Reverse Split and in accordance with Article 20 of the Company’s Articles of Association, the Board of Directors shall be authorized, at its discretion, to take such actions as it deems necessary or appropriate to address any fractional shares resulting from the proposed share consolidation and/or division, including, without limitation: (i) allocating additional shares to shareholders to round holdings to whole shares; (ii) determining that fractional entitlements shall not be consolidated into whole shares; (iii) issuing additional shares for consideration as determined by the Board to prevent fractional shares; or (iv) selling fractional shares to the Company for consideration as determined by the Board, with proceeds paid to entitled shareholders.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association, the Company’s Ordinary Shares will likely be delisted from trading on the Nasdaq Global Market. If delisted, the Company’s shares may be quoted on an over-the-counter market, which is generally subject to less stringent reporting, disclosure, and corporate governance standards than those required by Nasdaq and the SEC. This could result in reduced liquidity, lower trading volumes, and increased price volatility. In addition, delisting could adversely affect the Company’s ability to attract institutional investors, raise additional capital, and maintain analyst coverage. Accordingly, the Board of Directors recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board of Directors and announced by the Company and authorize the Company to amend the Articles of Association accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split, the number of authorized shares as well as the issued and outstanding Ordinary Shares would be reduced in a ratio of 5-to-1, so that each five (5) Ordinary Shares of the Company, with no nominal value each, shall be recapitalized into one (1) Ordinary Share of the Company, with no nominal value. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified and proportionately decreased in accordance with the Reverse Split ratio.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of Ordinary Shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their Ordinary Shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split Ordinary Shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our Ordinary Shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our Ordinary Shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our Ordinary Shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding Ordinary Shares at the then existing market price) after the split will be lower than before the split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares at a ratio of 5-to-1, and to amend the Company’s Articles of Association accordingly.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed Reverse Split.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
July 22, 2026